            [KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP LETTERHEAD]





January 24, 2005

Vincent J. Di Stefano, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20949

Re:   Eaton Vance Enhanced Equity Income Fund II

      File Nos. 333-120421 and 811-21670

Dear Mr. Di Stefano:

      Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Eaton Vance Enhanced Equity Income Fund II (the "Fund") is Pre-Effective Amendment No. 2 to the Fund's registration statement on Form N-2 relating to Registrant's initial issuance of common shares of beneficial interest, par value $.01 per share ("Pre-Effective Amendment No. 2"). In connection with this Pre-Effective Amendment No. 2, the Fund is registering 50,000,000 shares of beneficial interest, par value $.01 per share ("Shares"), under the Securities Act of 1933, as amended, pursuant to a registration statement on Form N-2 (File No. 333-120421), as amended ("Registration Statement"), in the amounts set forth under "Amount Being Registered" on the facing page of the Registration Statement.

      Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Fund filed with the Securities and Exchange Commission ("SEC") on November 11, 2004. For your convenience of reference, we have restated each of your comments below followed by the Fund's response. As we discussed, and as indicated below, a number of these comments have been addressed in Pre-Effective Amendment No. 1 to the Fund's Registration Statement filed with the Commission on December 21, 2004 ("Pre-Effective Amendment No. 1"). The remaining responses are addressed in this Pre-Effective Amendment No. 2. Included with this Pre-Effective Amendment No. 2, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 2:00 p.m. on Tuesday January 25, 2005.

January 24, 2005
Page 2


PROSPECTUS

GENERAL

      COMMENT 1: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

      RESPONSE: The Fund understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

      COMMENT 2: Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

      RESPONSE: The Fund has only omitted certain pricing information from Pre-Effective Amendment No. 2. This includes the total number of shares sold, the total proceeds of the offering, the total sales loads paid and the allocation of shares sold among the several underwriters. This information has been omitted, as it was not known at the time of filing. Per standard underwriting procedures, definitive "sizing" of the offering will take place within a day or two of the date the Registration Statement is declared effective. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

COVER

      COMMENT 3: Please confirm that the disclosure of the Fund's lack of trading history and attendant risks will appear on the outside front cover page and will be prominent. See Item 1.1 .i of Form N-2.

      RESPONSE: The subject disclosure appeared in a prominent place on the outside cover page in Pre-Effective Amendment No. 1 and will remain in such place in Pre-Effective Amendment No. 2

      COMMENT 4: Please confirm that Eaton Vance will not recoup offering and organization cost reimbursements from the Fund.

      RESPONSE: Eaton Vance confirms that it will not recoup offering and organization cost reimbursements from the Fund.

      COMMENT 5: Please clarify how the Adviser will deem an index suitable for the purpose of purchasing put options.

      RESPONSE: The following disclosure has been added in Pre-Effective Amendment No. 2. These same disclosures have also been added to the conforming sections of the prospectus summary and body:

January 24, 2005
Page 3


                  "IF THE ADVISER DECIDES TO PURCHASE AN INDEX PUT OPTION, THE
            ADVISER AND THE SUB-ADVISER WILL EVALUATE PUT OPTIONS ON A PARTICULAR INDEX BASED UPON THEIR ASSESSMENT OF THE EXPECTED DEGREE OF CORRELATION OF THE PERFORMANCE OF THE INDEX TO THAT OF ALL OR SOME OF THE COMMON STOCKS HELD IN THE FUND'S PORTFOLIO. HOWEVER, THERE CAN BE NO ASSURANCE THAT THE PERFORMANCE OF SUCH AN INDEX WILL CORRELATE WITH THAT OF ALL OR SOME OF THE COMMON STOCKS HELD IN THE FUND'S PORTFOLIO AND ACCORDINGLY THAT THE PUT WILL HAVE THE DESIRED PROTECTIVE EFFECT."

      COMMENT 6: Please disclose for which investors the Fund would make an appropriate investment.

      RESPONSE: The following disclosure has been added in Pre-Effective Amendment No. 2:

            "EATON VANCE BELIEVES THAT THE FUND COULD BE AN APPROPRIATE INVESTMENT FOR INVESTORS SEEKING AN INVESTMENT VEHICLE THAT COMBINES REGULAR DISTRIBUTION OF CURRENT EARNINGS AND THE POTENTIAL FOR CAPITAL APPRECIATION."

SUMMARY

The Fund

      COMMENT 7: The disclosure states the Fund's investment objective is "current income with the potential for capital appreciation." Why does the disclosure not simply say "current income and capital appreciation?"

      RESPONSE: In Pre-Effective Amendment No. 1 this sentence was replaced with the following, which is a verbatim reiteration of the Fund's investment objectives:

            "THE FUND'S PRIMARY INVESTMENT OBJECTIVE IS TO PROVIDE CURRENT INCOME, WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION."

Investment Objectives and Policies

      COMMENT 8: Please disclose the median market capitalization of the companies included in the Standard and Poor's MidCap 400 Index.

      RESPONSE: In response to the staff's comment, in Pre-Effective Amendment No. 2 the following sentence was inserted as a new second sentence in this paragraph. The same sentence has been added to the parallel paragraph in the body of the prospectus:

            "AS OF NOVEMBER 30, 2004, THE MEDIAN MARKET CAPITALIZATION

January 24, 2005
Page 4


            OF COMPANIES IN THE S&P MIDCAP 400 WAS APPROXIMATELY $2.2 BILLION."

Closed-End Structure

      COMMENT 9: This Paragraph is large. To aid comprehension, please use smaller, simpler paragraphs to disclose this information. Also, given the prevalence of exchange-traded funds, please include a discussion of how they differ from closed-end funds.

      RESPONSE: In light of our conversation on this comment, the Fund as agreed has revised this section in Pre-Effective Amendment No.2 as follows:

            CLOSED-END STRUCTURE

            CLOSED-END FUNDS DIFFER FROM TRADITIONAL, OPEN-END MANAGEMENT INVESTMENT COMPANIES (COMMONLY REFERRED TO AS MUTUAL FUNDS) IN THAT CLOSED-END FUNDS GENERALLY LIST THEIR SHARES FOR TRADING ON A SECURITIES EXCHANGE AND DO NOT REDEEM THEIR SHARES AT THE OPTION OF THE SHAREHOLDER. BY COMPARISON, MUTUAL FUNDS ISSUE SECURITIES THAT ARE REDEEMABLE AT NET ASSET VALUE AT THE OPTION OF THE SHAREHOLDER AND TYPICALLY ENGAGE IN A CONTINUOUS OFFERING OF THEIR SHARES.

            SHARES OF CLOSED-END FUNDS FREQUENTLY TRADE AT A DISCOUNT FROM THEIR NET ASSET VALUE. IN RECOGNITION OF THIS POSSIBILITY AND THAT ANY SUCH DISCOUNT MAY NOT BE IN THE INTEREST OF COMMON SHAREHOLDERS, THE FUND'S BOARD OF TRUSTEES (THE "BOARD"), IN CONSULTATION WITH EATON VANCE, FROM TIME TO TIME MAY REVIEW POSSIBLE ACTIONS TO REDUCE ANY SUCH DISCOUNT. THE BOARD MIGHT CONSIDER OPEN MARKET REPURCHASES OR TENDER OFFERS FOR COMMON SHARES AT NET ASSET VALUE. THERE CAN BE NO ASSURANCE THAT THE BOARD WILL DECIDE TO UNDERTAKE ANY OF THESE ACTIONS OR THAT, IF UNDERTAKEN, SUCH ACTIONS WOULD RESULT IN THE COMMON SHARES TRADING AT A PRICE EQUAL TO OR CLOSE TO NET ASSET VALUE PER COMMON SHARE. THE BOARD MIGHT ALSO CONSIDER THE CONVERSION OF THE FUND TO AN OPEN-END MUTUAL FUND. THE BOARD BELIEVES, HOWEVER, THAT THE CLOSED-END STRUCTURE IS DESIRABLE, GIVEN THE FUND'S INVESTMENT OBJECTIVES AND POLICIES. INVESTORS SHOULD ASSUME, THEREFORE, THAT IT IS HIGHLY UNLIKELY THAT THE BOARD WOULD VOTE TO CONVERT THE FUND TO AN OPEN-END INVESTMENT COMPANY.

FOREIGN SECURITIES

January 24, 2005
Page 5


      COMMENT 10: Please clarify whether the Fund's option writing strategy will be used with foreign securities.

      RESPONSE: The Fund believes that the general description of its covered call writing strategies in the prospectus makes clear that the Fund may write covered call options on any portfolio common stocks, including those of foreign issuers, that meet the Fund's option writing criteria. In response to the staff's request for a specific statement in this regard in the foreign securities discussion, in Pre-Effective Amendment No. 2 the following has been added as a new final paragraph under this heading:

            "THE FUND MAY WRITE COVERED CALL OPTIONS ON COMMON STOCKS OF FOREIGN ISSUERS SUBJECT TO THE SAME GUIDELINES DESCRIBED HEREIN WITH RESPECT TO ITS COVERED CALL OPTIONS WRITING PROGRAM GENERALLY."

UNDERWRITING

      COMMENT 11: The disclosure indicates the Fund has agreed not to offer, sell or register any additional equity securities, other than common shares, for 180 days after the date of the underwriting agreement without the prior written consent of the Representatives. Please advise us supplementally whether the Fund's board considered this to be in the shareholders' best interest and, if so, why.

      RESPONSE: The Fund's board considered this term of the underwriting arrangements in the context of its approval of the entire underwriting agreement. It determined that the overall arrangement was acceptable and in the best interest of the Fund. Although the board did not make a specific finding that the particular term noted was in shareholder's best interest, we note, however, that such provisions are present in nearly all underwriting agreements for closed-end funds. The purpose of such a provision is to protect the interests of shareholders purchasing shares in the initial offering and during the early period of the development of the secondary market for such shares. In particular, this provides some assurance to shareholders purchasing in the initial offering based upon the prospectus that a sufficient period of time will be permitted for a market to develop and mature before the Fund takes an action that potentially could dilute the value of outstanding shares and/or potentially otherwise disrupt the optimal development and functioning of the market for such shares.

      COMMENT 12: Should the Fund use leverage, what would be the total of all payments to Underwriters of the Fund, in terms of percentage of Fund assets?

      RESPONSE: As stated clearly in several places in the prospectus, the Fund has no current intention to use leverage and it would not be possible to speculate what, if any the total payments to the Underwriters would be, were the Fund to utilize leverage. However, the Fund confirms that should the Fund at some undetermined point in the future decide to use leverage, any such payments made to Underwriters would conform to NASD rules and limitations. This response is identical to that made with respect to an identical staff comment regarding the recent offering of Eaton Vance Enhanced Equity Fund.

January 24, 2005
Page 6


STATEMENT OF ADDITIONAL INFORMATION

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

      COMMENT 13: This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure. See Instruction to Item 18.13 of Form N-2.

      RESPONSE: The disclosure in Pre-Effective Amendment No. 1 is substantially identical to the disclosure regarding this issue in the recent offerings of Eaton Vance Enhanced Equity Income Fund, Eaton Vance Tax-Advantaged Global Dividend Income Fund, Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund and Eaton Vance Floating-Rate Income Trust. That disclosure was significantly expanded in response to an identical staff comment for Eaton Vance Senior Floating-Rate Trust, another recent offering. The staff there indicated that it was satisfied with the revised disclosure. Accordingly, the Fund believes that this disclosure fully addresses the staff's comment and disagrees that Item 18.13 of Form N-2 requires additional disclosure.

CLOSING

APPLICATION FOR EXEMPTIVE ORDER

      In September of 2003, Eaton Vance Qualified Dividend Income Fund filed an application for an exemptive order that would permit it and other thereinafter created Eaton Vance closed-end funds to include long-term capital gains in distributions to shareholders more frequently than otherwise permitted by
Section 19(b) of the Investment Company Act of 1940 and the rules thereunder. The Fund may to rely on such exemptive relief if granted and it is expected that the exemptive application will soon be amended to add the Fund and other subsequently created Eaton Vance closed-end funds as parties. The Fund will not engage in such a distribution policy prior to obtaining the requisite exemptive relief and such relief is not necessary for the Fund to conduct its operations as contemplated by the Registration Statement.

DECLARATION OF EFFECTIVENESS

      In connection with the Fund's and the underwriter's request for acceleration of effectiveness of the Registration Statement included in this Pre-Effective Amendment No. 2, the Fund will acknowledge in such request that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

January 24, 2005
Page 7


3. The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

      Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund's comments on this and other filings made with respect to the Registration Statement.

SEED AUDIT FINANCIALS

      The Fund informally submitted its seed audit financials for accounting staff review prior to the filing of Pre-Effective Amendment No. 2. Below are the Fund's responses to accounting staff comments on these financial statements communicated by you orally and agreed to in subsequent informal communications with Marc Stahl of this firm.

      1. In the Statement of Assets and Liabilities included in Pre-Effective Amendment No. 2, the Fund has changed the figure in the line item entitled "Accrued organizational costs" from $7,500 to $15,000. All other applicable line items and note references in the financial statements have also been revised accordingly.

      2. Supplementally, estimated offering costs are comprised of the items listed below:

      Registration and Filing Fees                              $    29,450.00
      National Association of Securities Dealers, Inc. Fees     $    25,500.00
      New York Stock Exchange Fees                              $    40,000.00
      Costs of Printing and Engraving                           $   265,000.00
      Legal Fees and Expenses                                   $   250,000.00
                                                                ==============
      Total                                                     $   609,950.00

      3. Supplementally, the entire $15,000 in organizational expenses is comprised of audit fees. Eaton Vance or its affiliates directly provided certain other organization al services to the Fund at no expense. The costs of such services are not material. In response to the informal communication of this supplemental information, the staff requested and the Fund has included in Pre-Effective Amendment No. 2 the following two additional sentences at the conclusion of the second paragraph of Note 1 "Organization":

            "EATON VANCE MANAGEMENT, OR AN AFFILIATE, DIRECTLY PROVIDED CERTAIN OTHER ORGANIZATIONAL SERVICES TO THE FUND AT NO EXPENSE. THE COSTS OF SUCH SERVICES ARE NOT MATERIAL."

      4. As a result of the estimated offering expenses totaling $609,950.00, as agreed to with the staff, in Pre-Effective Amendment No. 2 the following two sentences have been added at the conclusion of the third paragraph of Note 1 "Organization":

January 24, 2005
Page 8


            "THE TOTAL ESTIMATED FUND OFFERING COSTS ARE $609,950. EATON VANCE MANAGEMENT WOULD PAY $109,950 BASED ON SUCH ESTIMATE."

                                    * * * * *

      As agreed to in our telephone conversations, we believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246. In my absence, please address any questions or concerns to Mark Goshko at 617-261-3163 or Marc Stahl at 617-261-3187.

                                                 Sincerely,

                                                 /s/Clair E. Pagnano
                                                 -------------------

                                                 Clair E. Pagnano

Enclosures

cc:      Richard Pfordte
           Securities and Exchange Commission, Division of Investment Management Fred Marius
           Eaton Vance Management
      Mark P. Goshko
           Kirkpatrick & Lockhart Nicholson Graham LLP
      Marc O. Stahl
           Kirkpatrick & Lockhart Nicholson Graham LLP
      Thomas Hale
           Skadden, Arps, Slate, Meagher & Flom LLP
      Joshua Ratner
           Skadden, Arps, Slate, Meagher & Flom LLP